Photog

Business Plan

602 Catherine Street Apt 2
Ann Arbor MI, 48104

734-276-5512

bziajor@umich.edu
find-a-photog.com

Table of Contents

Executive Summary

Photog is the online marketplace of choice for photography services. We provide the ability to search for and schedule a session with a peer-reviewed photographer anywhere in the world within minutes. Our objective is to bring standardization and transparency into the photography services industry, while at the same time encouraging competition. Customers can choose to search for local photographers based on event type, price, an array of ratings feedback, experience and other criteria.

The target for Photog is sole proprietors who advertise online and customers who search for a photographer online. This represents a $3.82 billion opportunity. The industry has projected future growth for revenues as well as new entrants into the market. As of 2016, the size of the overall U.S. photography services market is $10 billion.

The initial category focus will be on weddings and portraits as these are the most accessible and highest margin; many operators in this segment already do a great deal of marketing and selling online through individual websites.

Photog will be free to join for both buyers and sellers. Photog will charge 7.9% per transaction. 3.95% is charged to the seller and 3.95% to the buyer of the photography service.

Objectives



Spring 2017 - complete business plan, form company

Summer 2017 - Build and recruit users of test system

Fall 2017 - Launch for wedding events in Southeastern Michigan

Mission Statement

Photog is the online marketplace of choice for photography services. We provide the ability to search for and schedule a session with a peer-reviewed photographer anywhere in the world within minutes. Our community marketplace leverages comprehensive criteria, detailed feedback, and robust communication and sharing to make the best connection possible.

Keys to Success

1. Creating easy to use and intuitive interface which provides searchable real-time pricing and ratings based on the criteria entered with seconds.
2. Getting photographers on board with the site and convincing them of the value so that they will continue to use the site.
3. Generating consumer awareness through social media and professional conferences.

Description of Business

Photog enables customers to search for and hire a photographer within minutes. The marketplace search is customizable based on the criteria most important to the customer.

Our objective is to bring standardization and transparency into the photography services marketplace, while at the same time encouraging competition and efficiency.

Company Ownership/Legal Entity

Photog is a Michigan LLC.

Business Model

Photog will be free to join for both buyers and sellers. Photog will then charge a per transaction fee assessed to both the buyer and the seller of the service. It is important to communicate the value proposition to both sides to incentive users to not go around the marketplace to avoid the fees.

Problem

There is a significant lack of transparency and standardization in the photography services market. There is also one-sided information that can lead to risk in terms of quality.

Most websites in the photography services industry operate on a quote-based business model. The customer sends in details of an event and then photographers send back price quotes. It is generally only 1-3 quotes depending on the platform and the price is rarely itemized. In addition, feedback is generally poor. Most sites use a single rating and comment system. For example, the customer gives a rating from 1-5 stars and leaves a comment. This does not give a holistic or easily searchable view of feedback for the next consumer.

There are many dimensions of photography that can be important to a consumer, from years of experience to professionalism, timeliness, and of course quality of photos. So, consumers of photography services can spend a lot of time researching photographers with limited or not readily available information, even regarding quality of photos. In a recent survey, 16% of respondents who had hired a photographer for their wedding were unhappy with the results. Over 18% were unhappy with the amount of time spent researching photographers. Around

80% of all respondents said they would very likely use an online photography marketplace like Photog.

Solution

Photog enables customers to search for a photographer through its marketplace based on the criteria most important to them. Customers can choose to search for local photographers based on event type, price, an array of ratings feedback, experience and other criteria. Once the customer selects a photographer, the two can communicate through the platform or offline until an agreement is set. The customer will then pay for the services through the Photog platform based on the agreement.

Market Conditions

Market Analysis

Photog's target market is customers who search for a photographer online and photographers who advertise or sell online. The photography services market is currently at $10 billion in revenue and is growing. The rate at which it is projected to increase over time is 1.8%/yr by 2021. The industry also has projected future growth of new entrants into the market, most of which are 1-5 person entities.

Around 90% of the photography industry is currently made up of sole proprietors or businesses with 5 or fewer employees. This small business market represents 38.2% of industry revenue (IBISWorld 2016). This is a $3.82 billion market opportunity.

Photog is aided in that it will not be competing against most entities in the photography services market, but rather facilitating sales. 80% of respondents to a survey said that they would very likely use a solution like Photog to search for a photographer and 100% of photographers surveyed said they would create a listing on the site.

Market Segmentation

The target for Photog is sole proprietors, especially those who already operate online. Initially, Photog will target sole proprietors in the categories of weddings and portraits as these are the most accessible and highest margin; many operators in this segment already do a great deal of marketing and selling online through individual websites or category sites like TheKnot.com. Weddings and portraits represent 65% of the overall market. As a general marketplace, Photog will hope to expand over time as awareness rises to include more segments such as commercial, school portrait, and others like travel photography.



Competition

There are a handful of competitors in this industry, many of which operate on a per month subscription fee (for the photographers only) model with no transaction fees. This model leads to a reported poor overall lead quality for the photographers and high costs for new entrants to the market. Professional photographers expressed that only about 1/10 leads from sources such as WeddingWire.com are "quality leads" where the customer is genuinely interested and willing to pay. On the customer side, most of the competition gives very little in the way of detailed information about the package being sold, oftentimes not even releasing a price. Thumbtack and Craigslist are extremely difficult to search and Thumbtack essentially offers no search options.



There are not currently any competitors operating a per transaction fee model with free sign up for both parties. Photog will be a unique photography community.

Name	Model
Weddingwire.com	Searchable Market/Quotes
Thumbtack.com	Competitive Quotes
TheKnot.com	Searchable Market/Quotes
Craigslist.com	Ads
Facebook Pages	Variable
Scoopshot.com	Market
https://www.snappr.co	Fixed-rate Market

Operations

Pricing

Photog will charge 7.9% per transaction. 3.95% is charged to the seller and 3.95% to the buyer of the photography service. For reference, photography services themselves vary widely from $100 or less up to well over $10,000 for high-end professional services.

Management

Brad Ziajor – Founder and CEO

Former President of Photography at Ross and a semi-professional photographer who has spent years running the successful Photography at Ross club, establishing deep connections in the local photography services industry; Professional experience in project management within the IT industry; MBA from Ross School of Business at University of Michigan.

Kapil Chaudhuri – Founder and CTO

Extensive professional experience in general management and IT with a focus on systems development and transformation; MBA from Ross School of Business at University of Michigan.

Christopher Rizzo – Founder and CMO

Extensive professional experience in SEO, digital marketing in the technology industry; professional photographer.

Allyson Stewart – Advisor

Professional photographer, Founder at Thrive LLC, MBA from Ross School of Business at University of Michigan.

Jim Price – Faculty Alumni Advisor

Serial Entrepreneur, Entrepreneurship faculty at the Ross School of Business

Financial Management

Startup costs will be relatively low; Photog will use a Wordpress template with WooCommerce back-end. This will substantially reduce initial development costs [see Appendix: Startup Expenses]. The operating model going forward will be to use managed online services and outsourced labor when necessary to avoid large direct labor and development costs [see Appendix: Projected Costs]. The largest cost drivers will be PayPal fees and outsourced labor centered initially on development, switching over to customer service activities as the site grows.

Photog expects to break-even in Year 2 and can achieve this by growing the photography community on the site to 100 users conservatively averaging 2 sales per month at $500 per sale. Network effects will help Photog scale quickly and cost effectively [for 5-year projection see Appendix: Financial Projection]. See also: [Appendix: Financial Projection Assumptions].

Strategy and Implementation

Photog will use established personal and professional photographer contacts and recent customer discovery interviewees to create an initial test group. Photog will offer fee refunds for these initial adopters in exchange to feedback on the site. Once the site is satisfactory, Photog will launch the full site for Southeastearn Michigan by spreading the word through the wedding photography community again through personal and business contacts. Photog will use aggressive social media campaign with referral incentives to encourage sign up on site. Founders will also attend high profile photography conventions and events to increase the network and awareness of Photog.

In order to expand, Photog will continue its aggressive social media and networking campaign and add in paid media/advertising, testimonials and referrals as revenues increase. As the photography community is a niche and tight-knit community, Photog will be aided by word-of-mouth referrals and secondhand social media sharing provided we demonstrate a valuable service and high standard of customer service.

Appendix

Start-Up Expenses

Item	Actual	Projected
Study and research	$105	
Legal	$1,560	$1,560
Domain and related	$54	
Wordpress template	$132	
Wordpress plugins		$500
Custom Wordpress dev		$5,000
Marketing		$10,000
Projected Startup Total	$1,851	$7,060
Total Startup Costs		**$18,911**

Projected Costs

Year ->	1	2	3	4	5
PayPal fees	$740	$2,960	$5,920	$11,840	$23,680
Labor	$-	$60,000	$100,000	$140,000	$180,000
Ongoing IT	$134	$5,000	$5,500	$6,050	$6,655
Marketing	$6,000	$6,000	$6,000	$6,000	$6,000
Costs	**$6,874**	**$73,960**	**$117,420**	**$163,890**	**$216,335**

Financial Projections

Year ->	0	1	2	3	4	5
Startup	-$18,911					
Revenues		$1,988	$95,400	$190,800	$381,600	$763,200
Costs		-$6,874	-$73,960	-$117,420	-$163,890	-$216,335
Income	**-$18,911**	**-$4,886**	**$21,440**	**$73,380**	**$217,710**	**$546,865**

Financial Projection Assumptions

#	Assumption
1	Late summer launch in Metro Detroit w/ 50 photogs
2	Average photographer makes 2 sales per month except in Y1 (just 1/mo)
3	Focus on wedding photogs initially
4	Average price charged by photographers is $500/event
5	Photographers on platform doubles until year 5
6	PayPal link to WooCommerce backend (2.9% + $.30 per transaction)
7	Y2 upgrade to premium managed Wordpress
8	Starting Y2, added in buffer for IT Security costs
9	Starting Y3 assume general IT costs increase by 10% year
10	Exclusively operated by Founders in Year 1
11	Y2 hire a project manager
12	Y3,4,5 hire help desk staff @ $40k
13	$500/mo for marketing/SEO services

References

IBISWorld. 2016. "IBISWorld Photography in the US September 2016 report."